UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Index

1.	Summary of 2024 1H Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2024 1H (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2024 1H (Separate)

Summary of 2024 First Half Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us,” “the Group” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019	Entered into a purchase agreement with Woori Bank to acquire the common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and integrate Woori Investment Bank as a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into a stock exchange agreement between the Company and Woori Card Co., Ltd (“Woori Card”) to integrate Woori Card as a first-tier subsidiary of the Company

July 25, 2019	Entered into a share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Integrated Woori Asset Management Corp. (formerly known as Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

September 10, 2019	Integrated Woori Card and Woori Investment Bank as first-tier subsidiaries of the Company.

September 26, 2019	Disposed 4% of common shares of the Company held by Woori Bank to a Taiwanese company, Fubon Life Insurance Co., Ltd.

December 6, 2019	Integrated Woori Global Asset Management Corp. as a first-tier subsidiary of the Company

December 30, 2019	Integrated Woori Asset Trust Ltd. as a first-tier subsidiary of the Company

March 25, 2020	Held the first annual general meeting of shareholders of Woori Financial Group; reappointed the Chief Executive Officer

October 26, 2020	Entered into a share purchase agreement to acquire Aju Capital Co., Ltd.

December 10, 2020	Integrated Woori Financial Capital Co., Ltd., (formerly known as Aju Capital Co., Ltd.) as a first-tier subsidiary of the Company

Integrated Woori Savings Bank (formerly known as Aju Savings Bank) as a second-tier subsidiary of the Company

January 15, 2021	Joined the Carbon Disclosure Project (CDP), announced support for the Task force on Climate related Financial Disclosure (TCFD) and established the ESG management principles of Woori Financial Group

March 5, 2021	Established the Board ESG Management Committee

March 12, 2021	Integrated Woori Savings Bank as a first-tier subsidiary of the Company

April 9, 2021	After-hours trading of a 2% stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

April 15, 2021	Purchased additional equity shares of Woori Financial Capital Co., Ltd., increasing the Company’s equity ownership by 12.9%

May 13, 2021	Participated in the capital increase of Woori Savings Bank (KRW 100 billion)

May 24, 2021	Purchased 3.6% of Woori Financial Capital Co., Ltd. in treasury shares

June 4, 2021	Entered into a stock exchange agreement to acquire the remaining shares of Woori Financial Capital Co., Ltd.

August 10, 2021	Integrated Woori Financial Capital Co., Ltd., as a wholly-owned subsidiary of the Company (Completion of stock exchange)

September 9, 2021	Announcement of contemplated sales of the remaining stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

October 8, 2021	Joined the SBTi (Science Based Targets initiative) as part of the roadmap for achieving carbon neutrality

November 2, 2021	Obtained regulatory approval for using the IRB (Internal Rating Based) approach

November 9, 2021	Obtained ‘AA’ rating from MSCI ESG assessment (2 grades higher than the previous year), ‘A’ rating from KCGS(Korea Corporate Governance Service)(1 grade higher than the previous year)

November 17, 2021	Included newly in Asia Pacific Index of DJSI (Dow Jones Sustainability Indices)

December 9, 2021	Achieved practically full privatization through the decrease of the KDIC’S stake in us from 15.1% to 5.8%, changing the largest shareholder from the KDIC to the Employee Stock Ownership Association of Woori Financial Group

December 26, 2021	Launched the Group integrated car finance platform “Woori WON Car”

January 7, 2022	Officially launched the NPL investment company Woori Financial F&I Inc.

January 13, 2022	Joined the global environment initiative Taskforce on Nature-related Financial Disclosures (TNFD)

February 4, 2022	Recognized as an ‘Industry Mover’ in a sustainability assessment by S&P Global for 2022

February 10, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.2% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 5.8% to 3.6%)

May 11, 2022	Became the first company in the world to join the launch of the ‘Business for Land (B4L) Initiative’ for the protection of sustainable forests and the recovery of land degradation

May 18, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.3% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 3.6% to 1.3%)

June 19, 2022	Held the inaugural meeting of Woori Financial Future Foundation

August 22, 2022	Joined the ‘Partnership for Biodiversity Accounting Financials(PBAF)’ as the first Asian company

November 7, 2022	Held the global conference ‘Sustainable Finance for a Better World’

December 14, 2022	Signatory of Statement from the Financial Sector at the Conference of the Parties to the ‘UN Convention on Biological Diversity(UN CBD)’

December 29, 2022	Received ‘AA’ rating from MSCI ESG Research for 2 consecutive years

January 16, 2023	Completed the establishment of the ‘WON Synergy’ system to create effective synergy within group companies

January 26, 2023	Became the first financial company in Korea to join the ‘Finance Leadership Group on Plastics’ hosted by ‘UN Environment Programme Finance Initiative (UNEP FI)’

February 27, 2023	Entered into a stock purchase agreement to acquire Daol Investment (52% ownership)

March 23, 2023	Daol Investment, re-named Woori Venture Partners, incorporated as a subsidiary into Woori Financial Holdings

March 24, 2023	Jong-Yong Yim appointed as the 9th chairman of Woori Financial Group (4th annual general meeting of shareholders of Woori Financial Group)

April 21, 2023	Resolved to repurchase and cancel treasury shares, a first-time since the transition to a holding company

June 01, 2023	Entered into a comprehensive stock exchange agreement with Woori Investment Bank and Woori Venture Partners

August 08, 2023	Woori Investment Bank and Woori Venture Partners to each become a wholly-owned subsidiary of Woori Financial Group

August 24, 2023	Group Carbon Emission Reduction Target validated by SBTi (Science Based Targets initiative)

October 05, 2023	Entered into a memorandum of understanding with the Korea Deposit Insurance Corporation to purchase its remaining stake in Woori Financial Group (1.2%)

December 22, 2023	A capital increase of KRW 500 billion conducted by Woori Investment Bank (to enhance competitiveness)

December 26, 2023	Obtained an ‘AAA’ rating from MSCI ESG assessment

January 29, 2024	Merged Woori Global Asset Management with and into Woori Asset Management

March 13, 2024	Resolved to acquire and cancel the remaining shares owned by the Korea Deposit Insurance Corporation

August 1, 2024	Established ‘Woori Investment Securities’ as a new direct subsidiary

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of June 30, 2024

Type	Name of Company
Listed company (3 companies)	Woori Financial Group
PT Bank Woori Saudara Indonesia 1906 Tbk
PT Woori Finance Indonesia Tbk

Unlisted company (33 companies)	Woori Bank
Woori Card
Woori Financial Capital
Woori Investment Bank
Woori Asset Trust
Woori Savings Bank
Woori Asset Management
Woori Venture Partners
Woori Financial F&I Inc.
Woori Credit Information
Woori Fund Services
Woori Private Equity Asset Management
Woori FIS
Woori Finance Research Institute
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Limited
AO Woori Bank
Banco Woori Bank do Brazil S.A.
Woori Global Markets Asia Limited

Type	Name of Company
Woori Bank Vietnam Limited
Wealth Development Bank
Woori Finance Myanmar Co., Ltd.
Woori Bank (Cambodia) PLC.
Woori Bank Europe Gmbh
Tutu Finance-WCI Myanmar Co., Ltd.
WFBS 1st Corporate Recovery Private Equity Fund
Woori Venture Partners US, Inc.
KTBN GI Private Equity Fund
Arden Woori Apparel 1st Private Equity Fund
Woori Dyno 1st Private Equity Fund
Green ESG Growth No.1 Private Equity Fund
Woori Corporate Turnaround No.1 Private Equity Fund

Note 1) Includes first-tier and second-tier subsidiaries under the Financial Holding Company Act

2.	Capital Structure (Changes in Capital)

				(units: Won, shares)
Date	Item	Type
		Common Shares	Preferred Shares	Others
June 30, 2024	Number of issued shares	742,591,501	—	—
	Par Value	5,000	—	—
	Capital Stock	3,802,676,300,000	—	—
December 31, 2023	Number of issued shares	751,949,461
	Par Value	5,000
	Capital Stock	3,802,676,300,000
December 31, 2022	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2021	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2020	Number of issued shares	722,267,683	—	—
	Par Value	5,000	—	—
	Capital Stock	3,611,338,415,000	—	—

Note 1) Our common shares of 680,164,306 were issued in January 2019 upon our establishment and the number of our common shares increased by 42,103,377 as a result of a comprehensive stock exchange that took place between Woori Financial Group and Woori Card in September 2019.

Note 2) The number of our common shares increased by 5,792,866 on August 10, 2021 due to a comprehensive stock exchange to integrate Woori Financial Capital as a wholly-owned subsidiary.

Note 3) The number of our common shares increased by 32,474,711 as a result of a comprehensive stock exchange that took place on August 8, 2023 to convert Woori Investment Bank and Woori Venture Partners as our wholly-owned subsidiaries.

Note 4) On October 30, 2023, the number of our common shares was reduced by 8,585,799 due to the cancellation of our treasury shares acquired through a trust agreement.

- Our paid-in capital does not match the par value of our total issued shares at year-end because our cancellation of treasury shares constitutes the cancellation of treasury shares acquired within the limits of profits available for dividends, which means that there would be no reduction in the paid-in capital of Woori Financial Group.

Note 5) On March 22, 2024, the number of our common shares was reduced by 9,357,960 due to the cancellation of the treasury shares that we acquired from KDIC.

Note 6) As the cancellation of treasury shares in October 2023 and March 2024 was carried out within the scope of distributable profits, there was no decrease in capital stock. As such, Woori Financial Group’s capital stock as of June 30, 2024 and December 31, 2023 does not match the face value of the total number of issued shares.

As of June 30, 2024						(units: Won, shares)
Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%
August 10, 2021	—	Common	5,792,866	5,000	11,100	Comprehensive stock exchange Stock increase ratio: 0.80204%
August 8, 2023	—	Common	32,474,711	5,000	11,520	Comprehensive stock exchange Stock increase ratio: 4.46044%
October 30, 2023	—	Common	(8,585,799)	5,000	—	Cancellation of treasury shares
March 22, 2024	—	Common	(9,357,960)	5,000	—	Cancellation of treasury shares

Note 1) Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (Won 17,966,458,911,689) by the total number of issued shares (680,164,306).

Note 2) Our capital changed in September 2019 and August 2021 due to a comprehensive stock exchanges. The issue prices were based on the closing stock price on the comprehensive stock exchange date.

Note 3) On October 30, 2023, we canceled our treasury shares (8,585,799 common shares) acquired through a trust agreement. This share cancellation falls under the provision of Article 343, Paragraph 1 of the Commercial Code, and as it involves the cancellation of treasury shares acquired within the limits of distributable profits, the paid-in capital remains unchanged despite the decrease in the number of the total issued shares (common shares).

Note 4) On March 22, 2024, Woori Financial Group cancelled 9,357,960 shares, which were acquired from the remaining shares previously held by KDIC. This cancellation was carried out in accordance with Article 343, Paragraph 1 of the Commercial Act. Since the retirement of these shares was done within the scope of distributable profits, the total number of issued shares (common stock) decreased, but there was no change in capital stock.

3.	Total Number of Authorized Shares

As of June 30, 2024	(unit: shares)

Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	—
Number of issued shares	760,535,260	760,535,260	—
Number of decreased shares	17,943,759	17,943,759	Cancellation of Treasury Shares Note 1)
Number of treasury shares	53,945	53,945	Note 2)
Number of outstanding shares	742,537,556	742,537,556	—

Note 1) Cancellation of treasury shares : 8,585,799 shares in October 2023, 9,357,960 shares in March 2024

Note 2) Acquired from the issuance of fractional shares (2,322 new fractional shares were added in August 2021 due to the comprehensive stock exchange between Woori Financial Group and Woori Financial Capital. 51,621 shares from comprehensive stock exchange between Woori Financial Group-Woori Investment Bank and Woori Financial Group-Woori Venture Partners, etc.)

II.	Business Overview

1.	Results of Operations

(unit: billions of Won)

Type	2024 1H	2023	2022
Operating income	2,404	3,499	4,431
Net non-operating income (expense)	(13)	18	55
Income before income tax	2,391	3,517	4,485
Income tax expense	590	891	1,161
Net income	1,800	2,627	3,324
Controlling Interest	1,755	2,506	3,142
Non-controlling Interest	45	121	182

Note 1) Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Classification	Funding Source	2024 1H			2023			2022
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	343,814,061	2.91	70.15	324,824,465	2.83	68.98	313,019,768	1.45	68.21
	Borrowings	28,295,821	4.25	5.77	28,052,983	4.02	5.96	27,296,742	1.99	5.95
	Debentures	41,679,131	4.13	8.50	42,458,653	3.55	9.02	45,945,392	2.26	10.01
	Others	42,172,997	—	8.60	42,829,998	—	9.09	42,537,152	—	9.27
	Total Liabilities	455,962,010	—	93.03	438,166,099	—	93.05	428,799,054	—	93.44
Total Equity		34,156,482	—	6.97	32,708,219	—	6.95	30,082,662	—	6.56
Total Liabilities & Equity		490,118,492	—	100.00	470,874,318	—	100.00	458,881,716	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Type	Managed Item	2024 1H			2023			2022
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	17,171,955	3.59	3.50	16,692,268	3.26	3.54	16,097,533	1.52	3.51
	Marketable securities	77,344,582	3.18	15.78	75,522,522	3.61	16.04	68,661,882	1.50	14.96
	Loans	352,829,186	5.03	71.99	334,205,508	5.08	70.98	326,710,683	3.73	71.20
	Loans in local currency	303,061,878	4.76	61.83	287,312,990	4.84	61.02	280,414,033	3.53	61.12
	Loans in foreign currency	33,329,625	6.65	6.80	31,215,114	6.64	6.63	30,916,107	4.54	6.74
	Guarantee payments	13,925	1.93	0.00	14,567	2.28	0.00	21,260	2.67	0.00
	Credit card receivables	12,056,633	7.05	2.46	11,215,186	6.85	2.38	10,026,037	7.24	2.18
	Foreign bills bought	4,367,125	5.81	0.89	4,447,651	5.33	0.95	5,333,246	2.58	1.16
	Bad debt expense (Δ)	3,106,695		0.63	2,609,403	—	0.55	2,128,867	—	0.46
	Others	45,879,464		9.36	47,063,423	—	9.99	49,540,485	—	10.79
Total Assets		490,118,492		100.00	470,874,318	—	100.00	458,881,716	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )

Type	2024 1H	2023	2022
Equity capital (A)	36,763	34,756	31,404
Risk weighted assets (B)	230,812	219,792	205,307
BIS(Capital adequacy) ratio (A/B)	15.93	15.81	15.30

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100

Note 2) Based on K-IFRS consolidated financial statements and Basel III standards

Note 3) 2024 1H figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated				(units: millions of Won, % )

Name of Company	Type		2024 1H	2023	2022
Woori Bank Note 2)	BIS ratio Note 1)	Equity capital (A)	30,326,300	28,237,929	26,119,135
		Risk weighted assets (B)	187,957,223	176,073,743	167,432,214
		Capital adequacy ratio (A/B)	16.13	16.04	15.60
Woori Card Note 3)	Adjusted capital ratio		17.41	16.03	16.54
	Tangible common equity ratio		11.87	10.97	11.28
Woori Financial Capital Note 3)	Adjusted capital ratio		14.12	14.35	13.78
	Tangible common equity ratio		11.55	11.48	10.66
Woori Investment Bank Note 4)	BIS ratio Note 1)	Equity capital (A)	1,120,633	1,127,425	674,082
		Risk weighted assets (B)	4,113,945	4,664,162	4,448,524
		Capital adequacy ratio (A/B)	27.24	24.17	15.15
Woori Asset Trust Note 5)	Operating capital ratio		3,219.51	1,284.26	1,189.77
Woori Asset Management Note 3)	Minimum operating capital ratio		710.84	650.26	681.18
Woori Venture Partners Note 6)	Tangible common equity ratio		87.21	90.82	90.92
Woori Savings Bank Note 7)	BIS Capital adequacy ratio Note1)		19.82	13.21	18.06
Woori Private Equity Asset Management Note 3)	Minimum operating capital ratio		8,560.29	8,618.79	8,937.76

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100

Note 2) Figures for Woori Bank are based on the K-IFRS consolidated financial statements and Basel III standards. 2024 1H figures are estimates only and are subject to change

Note 3) Figures for Woori Card, Woori Financial Capital, Woori Asset Management and Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements

Note 4) Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements

Note 5) Figures for Woori Asset Trust are based on K-IFRS separate financial statements

Note 6) Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements

Note 7) Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, % )

Type	2024 1H			2023			2022
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	572,342	19,733	2,900.4	111,895	8,155	1,372.1	316,876	7,656	4,138.9
Woori Card Note 2)	8,731,521	3,560,245	245.25	9,119,265	2,454,480	371.54	8,282,745	1,832,484	452.0
Woori Financial Capital Note 2)	2,022,045	1,519,283	133.1	1,919,083	1,245,067	154.1	2,468,298	1,205,067	204.8
Woori Investment Bank Note 2)	4,657,991	1,777,204	262.1	4,032,290	1,926,080	209.4	3,128,499	1,802,149	173.6
Woori Asset Trust Note 2)	320,459	8,364	3,831.6	171,860	18,555	926.2	232,036	32,755	708.4
Woori Savings Bank Note 2), Note 3)	439,645	198,166	221.86	434,495	231,003	188.09	534,678	384,493	139.1
Woori Venture Partners Note 2)	174,307	41,930	415.7	103,367	7,210	1,433.6	109,432	10,707	1,022.1
Woori Private Equity Asset Management Note 2)	31,287	895	3,493.7	27,506	2,396	1,147.8	23,226	1,897	1,224.4

Note 1) Based on current assets and liabilities within one month of maturity

Note 2) Based on current assets and liabilities within 90 days of maturity

Note 3) Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, % )

Type	2024 1H			2023			2022
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	1,851	210	881.24	9,450	7,362	128.36	65,102	63,365	102.74

Note 1) Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios (LCR)

			(unit: % )

Name of Company	Type	2024 1H	2023	2022
Woori Bank	Liquidity coverage ratio Note 1)	101.17	101.26	102.40
	Foreign currency liquidity coverage ratio Note 2)	140.24	162.75	143.11
	Ratio of business purpose premises and equipment	9.93	10.20	11.04

Note 1) The LCR is calculated as the average of daily ratios during the applicable period (same as the calculation method used for business disclosures). The applicable LCR requirements for banks were 95.0%, 95.0%, and 92.5% as of June 30, 2024, December 31,2023, and December 31, 2022, respectively.

Note 2) The foreign currency LCR is calculated based on averages of the amount of each category (same as the calculation method used for business disclosures). The applicable foreign currency LCR requirements for banks were 80% for all applicable periods.

c.	Profitability Ratio

Type	2024 1H		2023		2022
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.71	11.10	0.54	8.65	0.70	12.21
Excluding non-controlling interests	0.70	10.82	0.52	8.25	0.66	11.54

Note 1) On an annualized basis based on the applicable standards for business reports submitted to the Financial Supervisory Service.

Note 2) Total assets and total equity : the simple average of the balances at the start of the fiscal year and at the end of each quarter

d.	Asset Quality

Group Asset Quality

		(units: billions of Won, % )

Type	2024 1H	2023	2022
Total loans	380,367	365,780	343,821
Substandard and below loans	2,148	1,357	1,082
Substandard and below loans ratio	0.56	0.37	0.31
Non-performing loans	1,843	1,299	997
NPL ratio	0.48	0.36	0.29
Substandard and below coverage ratio (A/B)	149.7	220.1	217.6
Loan loss reserve (A)	3,215	2,986	2,354
Substandard and below loans (B)	2,148	1,357	1,082

Note 1) Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

							(units: % )

Type	2024 1H			2023			2022
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.23	0.17	249.82	0.18	0.17	320.84	0.19	0.16	263.43
Woori Card	1.44	—	105.23	0.97	—	104.92	0.8	—	104.92
Woori Financial Capital	2.39	—	107.98	2.37	—	113.21	1.22	—	198.56
Woori Investment Bank	5.96	2.02	69.62	0.55	0.55	578.29	0.63	0.58	151.81
Woori Asset Trust	70.37	—	—	32.11	—	—	32.23	—	—
Woori Savings Bank	9.54	—	66.37	3.53	—	101.66	3.22	—	97.54

Note 1) Based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 2) Figures for Woori Savings Bank are based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2024 1H	2023	2022
ASSETS
Cash and cash equivalents	25,471,632	30,556,618	34,219,148
Financial assets at fair value through profit or loss (“FVTPL”)	23,309,282	21,544,756	19,860,573
Financial assets at fair value through other comprehensive income	38,875,628	37,891,495	33,085,080
Securities at amortized cost	22,408,759	23,996,172	28,268,516
Loans and other financial assets at amortized cost	387,374,084	373,148,148	355,760,729
Investments in joint ventures and associates	1,899,281	1,795,370	1,305,636
Investment properties	495,032	472,768	387,707
Premises and equipment	3,306,955	3,176,759	3,142,930
Intangible assets and goodwill	1,025,291	996,842	849,114
Assets held for sale	35,333	20,345	13,772
Net defined benefit asset	111,599	240,260	319,280
Current tax assets	69,325	203,542	53,274
Deferred tax assets	49,904	93,366	109,299
Derivative assets (designated for hedging)	85,106	26,708	37,786
Other assets	4,263,954	3,841,787	3,061,552
Total assets	508,781,165	498,004,936	480,474,396
LIABILITIES
Financial liabilities at FVTPL	7,515,789	6,138,313	8,952,399
Deposits due to customers	359,302,549	357,784,297	342,105,209
Borrowings	30,315,001	30,986,746	28,429,603
Debentures	42,102,432	41,239,245	44,198,486
Provisions	634,578	806,031	545,865
Net defined benefit liability	4,375	6,939	35,202
Current tax liabilities	145,887	103,655	843,555
Deferred tax liabilities	653,876	470,311	31,799
Derivative liabilities (designated for hedging)	150,585	153,007	202,911
Other financial liabilities	32,033,007	26,115,005	22,811,868
Other liabilities	775,472	803,897	690,157
Total liabilities	473,633,551	464,607,446	448,847,054
EQUITY
Owners’ equity:	33,466,569	31,666,881	28,761,897
Capital stock	3,802,676	3,802,676	3,640,303
Hybrid securities	4,409,042	3,611,129	3,112,449
Capital surplus	937,826	935,563	682,385
Other equity	(1,598,997)	(1,668,957)	(2,423,392)
Retained earnings	25,916,022	24,986,470	23,750,152
Non-controlling interests	1,681,045	1,730,609	2,865,445
Total equity	35,147,614	33,397,490	31,627,342

Total liabilities and equity	508,781,165	498,004,936	480,474,396

Number of Consolidated Subsidiaries (excluding holding company)	184	179	167

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2024 1H	2023 1H	2023	2022
Operating income	2,404,009	2,147,438	3,499,029	4,430,524
Net interest income	4,395,099	4,412,993	8,742,540	8,696,579
Net fees and commissions income	1,058,166	842,265	1,720,481	1,710,170
Dividend income	152,738	92,005	240,293	159,982
Net gain or loss on financial instruments at FVTPL	902,118	360,517	488,486	238,502
Net gain or loss on financial assets at FVTOCI	38,515	(398)	(37,641)	(21,498)
Net gain or loss arising on financial assets at amortized cost	165,645	115,708	203,942	74,204
Impairment losses due to credit loss	(775,492)	(817,815)	(1,894,916)	(885,272)
General and administrative expenses	(2,100,987)	(2,057,916)	(4,443,433)	(4,529,890)
Other net operating expenses	(1,431,793)	(799,921)	(1,520,723)	(1,012,253)
Non-operating income (expense)	(13,150)	1,095	18,424	54,850
Net income before income tax expense	2,390,859	2,148,533	3,517,453	4,485,374
Income tax expense	(590,439)	(534,721)	(890,559)	(1,161,392)
Net income	1,800,420	1,613,812	2,626,894	3,323,982
Net income attributable to owners	1,755,496	1,538,876	2,506,296	3,141,680
Net income attributable to the non-controlling interests	44,924	74,936	120,598	182,302
Other comprehensive income (loss), net of tax	66,598	382,460	663,537	(239,819)
Items that will not be reclassified to profit or loss	(136,151)	72,019	122,334	216,767
Items that may be reclassified to profit or loss	202,749	310,441	541,203	(456,586)
Total comprehensive income	1,867,018	1,996,272	3,290,431	3,084,163
Comprehensive income attributable to the owners	1,819,493	1,907,895	3,164,464	2,909,053
Comprehensive income attributable to non-controlling interests	47,525	88,377	125,967	175,110
Net income per share:
Basic and diluted loss per share (in Korean Won)	2,262	2,028	3,230	4,191

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)

Classification	2024 1H	2023	2022
ASSETS
Cash and cash equivalents	225,281	289,507	313,361
Financial assets at fair value through profit or loss	—	—	689
Financial assets at fair value through other comprehensive income	545,153	539,709	312,771
Loans and other financial assets at amortized cost	1,952,420	1,104,815	2,041,877
Investments in subsidiaries	24,144,282	23,670,476	22,394,915
Premises and equipment	4,447	6,609	11,052
Intangible assets	3,710	4,052	4,859
Net defined benefit asset	—	3,941	5,947
Current tax assets	51,046	158,951	14,350
Deferred tax assets	5,736	7,478	13,433
Other assets	294	484	322
Total assets	26,932,369	25,786,022	25,113,576
LIABILITIES
Debentures	1,588,028	1,587,659	1,447,762
Provisions	1,230	1,227	487
Net defined benefit liability	563	—	—
Current tax liabilities	103,298	32,125	721,795
Other financial liabilities	106,048	163,621	46,039
Other liabilities	333	392	591
Total liabilities	1,799,500	1,785,024	2,216,674
EQUITY
Capital stock	3,802,676	3,802,676	3,640,303
Hybrid securities	4,408,867	3,610,953	3,112,273
Capital surplus	11,120,236	11,120,236	10,909,281
Other equity	(4,846)	(7,871)	(26,186)
Retained Earnings	5,805,936	5,475,004	5,261,231

Total equity	25,132,869	24,000,998	22,896,902

Total liabilities and equity	26,932,369	25,786,022	25,113,576

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)

Classification	2024 1H	2023 1H	2023	2022
Operating income:	1,158,218	1,445,324	1,424,670	1,185,627
Net interest expense	6,181	15,692	27,495	(5,030)
Interest income	28,748	32,068	64,592	25,614
Interest expense	(22,567)	(16,376)	(37,097)	(30,644)
Net fees and commissions loss	(8,848)	(8,755)	(20,097)	(15,059)
Fees and commissions income	813	798	1,625	1,596
Fees and commissions expense	(9,661)	(9,553)	(21,722)	(16,655)
Dividend income	1,195,721	1,472,869	1,482,956	1,272,393
Net gain or loss on financial instruments at FVTPL	—	2,023	2,023	1,018
Reversal of (Provisions for) impairment losses due to credit loss	(442)	(978)	(348)	(244)
General and administrative expenses	(34,394)	(35,527)	(67,359)	(67,451)
Non-operating income (expense)	(63)	9	(1,043)	(1,363)
Net income before income tax expense	1,158,155	1,445,333	1,423,627	1,184,264
Income tax benefit (expense)	(658)	96	881	(1,015)
Net income	1,157,497	1,445,429	1,424,508	1,183,249
Other comprehensive income (loss), net of tax	3,025	7,885	18,916	(22,312)
Items that will not be reclassified to profit or loss	3,025	7,885	18,916	(22,312)
Net gain or loss on valuation of equity securities at FVTOCI	4,008	8,826	19,789	(24,676)
Remeasurement of the net defined benefit liability	(983)	(941)	(873)	2,364
Total comprehensive income	1,160,522	1,453,314	1,443,424	1,160,937
Net income per share:
Basic and diluted income per share (in Korean Won)	1,450	1,899	1,754	1,499

3.	Dividend Information

As a financial holding company, we depend on receiving dividends from our subsidiaries to pay dividends, and our subsidiaries pay us dividends within the limits of their distributable profits after deducting the necessary internal reserves required to maintain the adequate regulatory capital imposed by the financial authorities by sector. Therefore, the levels of our dividend payouts take into holistic consideration the current and future asset growth of Woori Financial Group and its subsidiaries and surplus funds after maintaining the appropriate capital adequacy ratios, among other factors.

In February 2023, we disclosed our “Shareholder Return Policy and Group Capital Management Plan considering the Total Shareholder Return Rate (including dividends and share buybacks and cancellations).” In our 2023 fiscal year business report, we amended our existing shareholder return policy by increasing the CET1 ratio benchmark from 12% to 13%, taking into consideration the strengthened regulations on capital, our expanded loss-absorbing capacity, and the shareholder return levels of our competitors.

Accordingly, in 2023, we achieved a total shareholder return (“TSR”) of approximately 33.8% through the payment of quarterly dividends (Won 180 per share for each of the 2nd and 3rd quarters), our first-ever buyback and cancellation of treasury shares worth Won 100 billion , and the payment of year-end dividends of Won 640 per share. In 2024, we repurchased and canceled all of the remaining shares that had been held by KDIC (9,357,960 shares), which amounted to approximately Won 136.6 billion and paid out quarterly dividends from the first quarter onwards (Won 180 per share for the 1st and 2nd quarters).

On July 25, 2024 we became the first financial group in Korea to disclose the “Corporate Value Enhancement Plan” as our guide to enhance corporate value by increasing shareholder returns based on the CET1 ratio. (For more details, please refer to the materials posted on our website (https://www.woorifg.com))

Some of the highlights of the shareholder return direction and the plan are as follows: Note 1)

① Concurrently paying out dividends and buying back and canceling treasury shares while gradually increasing their amounts (continually increasing the DPS)

② CET1 Ratio Tiered to enhance sustainability and visibility

	Tier 1	Tier 2	Tier 3	Tier 4
CET1 Ratio	~ 11.5%	11.5 ~ 12.5%	12.5 ~ 13.0%	13.0	% ~
Total Shareholder Return	~ 30%	~ 35%	~ 40%	~ 50%

Note 1) The TSR and DPS may vary depending on macroeconomic conditions, regulatory policies/guidelines and management purposes (including one-off events such as M&As)

Note 2) The determination of the CET1 ratio tier is applied on a year-end basis

③When the TSR is within 40%, maintain a dividend payout ratio of approximately 30%, while buying back and cancelling as treasury shares the excess amount

When the TSR is over 40%, maintain a balance of dividend payments and share buybacks and cancellation

We will continue our efforts to enhance our shareholder value and ensure the predictability of our shareholder return policy. If there are any changes to the shareholder return policy, we will actively communicate with our stakeholders through notices and disclosures.

Key information regarding dividends:

Items		2024 1H	2023	2022
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,755,496	2,506,296	3,141,680
Earnings per share (Won)		2,262	3,230	4,191
Total cash dividends (Millions of Won)		267,314	747,302	822,706
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		15.23	29.82	26.19
Cash dividend yield (%)	Common Shares	2.5	6.7	8.8
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	360	1,000	1,130
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1) The dividends for 1H 2024include first quarter dividends of Won 133,657 million (Won 180 per share) and second quarter dividends of Won 133,657 million (Won 180 per share through a board resolution on July 25, 2024)

Note 2) The dividends for FY2023 include second quarter dividends of Won 130,748 million (Won 180 per share) and third quarter dividends of Won 135,341 million (Won 180 per share)

Note 3) The dividends for FY2022 include an interim dividend of Won 109,209 million (Won 150 per share)

Note 4) The above cash dividend yield is calculated as the percentage of dividend per share to the arithmetic average price formed in the stock market during the past week, starting from two trading days before the record date. The percentage is rounded to the first decimal place.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2024 1H	2023	2022
Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1) In its review report attached to this report, KPMG Samjong Accounting Corp. has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2) In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2023, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS

Note 3) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2022, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contract		Actual
			Fee	Time	Fee	Time
2024 1H	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,037 million	9,930 hours	KRW 350 million	3,840 hours
2023	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 964 million	9,380 hours	KRW 964 million	9,613 hours
2022	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 1,068 million	8,714 hours

Note	1) Fee excludes VAT

Note	2) Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

None.

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2024 1H	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2024)	KRW 2,015 million

2023	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2023)	KRW 1,891 million

2022	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million

Note 1) Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2023 1H	March 31, 2024	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2024 ~ June 2, 2025	KRW 68 million

2023	March 31, 2023	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2023 ~ May 31, 2024	KRW 64 million

2022	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64 million

Note 1) Fee excludes VAT

V.	Corporate Governance

1.	About the Board of Directors

a.	Composition of the Board of Directors

As of June 30, 2024, our board of directors consisted of eight directors in total, including seven outside directors and one standing director.

On March 22, 2024, at the annual general meeting of shareholders, five outside directors were appointed.

- New outside directors (2): Eun-Ju Lee, Sunyoung Park

- Reappointed outside directors (3): Chan-Hyoung Chung, In-Sub Yoon, Yo-Hwan Shin

On March 22, 2024, one outside director completed her term.

- Retired outside director (1): Soo-Young Song

The board of directors operates a total of six standing committees: the Audit Committee, the Risk Management Committee, the Compensation Committee, the Officer Candidates Recommendation Committee, the Subsidiary Representative Director Candidate Recommendation Committee and the ESG Management Committee.

On March 22, 2024, Chan-Hyoung Chung, an outside director, was appointed as the chair of the board of directors. Chan-Hyoung Chung, a former CEO of a finance company, has outstanding insight into, and experience in, the financial and accounting sectors. He has demonstrated leadership and responsibility as an outside director of Woori Financial Group (from January 11, 2019 to present) and as the chair of the Audit Committee (from January 11, 2019 to March 24, 2023), which led to his appointment as the chair of our board of directors based on unanimous consent from all of the directors. The chair of the board of directors does not concurrently hold the position of representative director.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Officer Candidate Recommendation Committee

(e)	Subsidiary Representative Director Candidate Recommendation Committee

(f)	ESG Management Committee

(As of June 30, 2024)

Name of Committee	Composition	Names of Members
Audit Committee	Four outside directors	(Chair) Su-Young Yun (outside director) Chan-Hyoung Chung (outside director) Yo-Hwan Shin (outside director) Sung-Bae Ji (outside director)

Risk Management Committee	Three outside directors	(Chair) In-Sub Yoon (outside director) Eun-Ju Lee (outside director) Sunyoung Park (outside director)

Compensation Committee	Four outside directors	(Chair) Yo-Hwan Shin (outside director) In-Sub Yoon (outside director) Chan-Hyoung Chung (outside director) Su-Young Yun (outside director)

Officer Candidate Recommendation Committee	Seven outside directors

(Chair) Sung-Bae Ji (outside director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Su-Young Yun (outside director)

Yo-Hwan Shin (outside director)

Eun-Ju Lee (outside director)

Sunyoung Park (outside director)

Subsidiary Representative Director Candidate Recommendation Committee	Seven outside directors One standing director

(Chair) Jong-Yong Yim (standing director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Su-Young Yun (outside director)

Yo-Hwan Shin (outside director)

Sung-Bae Ji (outside director)

Eun-Ju Lee (outside director)

Sunyoung Park (outside director)

ESG Management Committee	Seven outside directors One standing director

(Chair) Eun-Ju Lee (outside director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Su-Young Yun (outside director)

Yo-Hwan Shin (outside director)

Sung-Bae Ji (outside director)

Sunyoung Park (outside director)

Jong-Yong Yim (standing director)

2.	Shareholder’s Meeting

a.	Voting Rights

As of June 30, 2024			(unit: shares)

Items		Number of shares	Notes
Number of issued shares	Common Shares	742,591,501	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	3,082,264	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	739,509,237	—
	Preferred Shares	—	—

Note 1) Treasury shares acquired from the issuance of fractional shares and purchased through a trust agreement, and shares in mutual ownership (pursuant to Article 369 of the Commercial Act)

b.	Summary of the Shareholder’s Meeting Minutes

	Agenda	Result

Annual General Meeting of Shareholders for FY2020 (March 26, 2021)	1. Approval of financial statements for the fiscal year 2020	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted
	3. Approval of reduction of Capital Reserve	Approved as submitted

4. Appointment of directors (1 standing director, 4 outside directors)

- 4-1 Candidate for standing director : Won-Duk Lee

- 4-2 Candidate for outside director : Sung-Tae Ro

- 4-3 Candidate for outside director : Sang-Yong Park

- 4-4 Candidate for outside director : Zhiping Tian

- 4-5 Candidate for outside director : Dong-Woo Chang

Approved as submitted
	5. Appointment of outside director who will serve as an Audit Committee Member - Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

6. Appointment of Audit Committee Members who are outside directors

- 6-1 Candidate for Audit Committee Member who is an outside director : Sung-Tae Ro

- 6-2 Candidate for Audit Committee Member who is an outside director : Dong-Woo Chang

Approved as submitted
	7. Approval of the maximum limit on directors’ compensation	Approved as submitted
Extraordinary General Meeting of Shareholder in 2022 (January 27, 2022)	1. Appointment of directors (2 outside directors) - 1-1 Candidate for outside director : In-Sub Yoon - 1-2 Candidate for outside director : Yo-Hwan Shin	Approved as submitted
Annual General Meeting of Shareholders for FY2021 (March 25, 2022)	1. Approval of financial statements for the fiscal year 2021	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Appointment of directors (4 outside directors, 1 non-standing director)

- 3-1 Candidate for outside director : Soo-Young Song

- 3-2 Candidate for outside director : Sung-Tae Ro

- 3-3 Candidate for outside director : Sang-Yong Park

- 3-4 Candidate for outside director : Dong-Woo Chang

- 3-5 Candidate for non-standing director : Won-Duk Lee

Approved as submitted
	4. Appointment of outside director who will serve as an Audit Committee Member - Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

5. Appointment of Audit Committee Members who are outside directors

- 5-1 Candidate for Audit Committee Member who is an outside director : Sung-Tae Ro

- 5-2 Candidate for Audit Committee Member who is an outside director : Dong-Woo Chang

Approved as submitted
	6. Approval of the maximum limit on directors’ compensation	Approved as submitted
Annual General Meeting of Shareholders for FY2022 (March 24, 2023)	1. Approval of financial statements for the fiscal year 2022 (Jan. 1, 2022 – Dec.31, 2022)	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Election of directors (2 outside directors, 1 standing director)

- 3-1 Candidate for outside director : Chan-Hyoung Chung

- 3-2 Candidate for outside director : Su-Young Yun

- 3-3 Candidate for standing director : Jong-Yong Yim

Approved as submitted
	4. Election of outside director who will serve as an Audit Committee Member - Candidate for outside director who will serve as an Audit Committee Member : Sung-Bae Ji	Approved as submitted

5. Election of Audit Committee Members who are outside directors

- 5-1 Candidate for Audit Committee Member who is an Outside director : Chan-Hyoung Chung

- 5-2 Candidate for Audit Committee Member who is an Outside director : Su-Young Yun

- 5-3 Candidate for Audit Committee Member who is an Outside director : Yo-Hwan Shin

Approved as submitted
	6. Approval of maximum limit on directors’ compensation	Approved as submitted
Annual General Meeting of Shareholders for FY2023 (March 22, 2024)	1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2023 (Jan. 1, 2023 – Dec. 31, 2023)	Approved as submitted

2. Election of directors (5 outside directors)

- 2-1 Candidate for outside director : Chan-Hyoung Chung

- 2-2 Candidate for outside director : In-Sub Yoon

- 2-3 Candidate for outside director : Yo-Hwan Shin

- 2-4 Candidate for outside director : Eun-Ju Lee

- 2-5 Candidate for outside director : Sunyoung Park

Approved as submitted

3. Election of Audit Committee Members who are outside directors (2 directors)

- 3-1 Candidate for Audit Committee Member who is an outside director : Chan-Hyoung Chung

- 3-2 Candidate for Audit Committee Member who is an outside director : Yo-Hwan Shin

Approved as submitted
	4. Approval of maximum limit on directors’ compensation	Approved as submitted

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2024			(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	43,990,091	5.85	44,341,714	5.97	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	25,040,007	3.33	21,710,856	2.92	—
Total		Common	69,030,098	9.18	66,052,570	8.89	—
		Others	—	—	—	—	—

b.	Changes in the largest shareholder

As of June 30, 2024				(units: shares, %)
Change of Date	Largest Shareholder	Number Held	Share	Notes
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	Purchased 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 1)

Note 1) Refer to the prior disclosure on Form 6-K on December 10, 2021, “Changes in the Largest Shareholder” for further details.

c.	Share Ownership of More Than 5%

As of June 30, 2024				(units: shares, %)
	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Blackrock Fund Advisors	45,100,755	6.07	Note 1)
	National Pension Service	44,760,871	6.03	—
Employee Stock Ownership Association		66,052,570	8.89	The largest shareholder Note 2)

Note 1) Based on the disclosure of Blackrock Fund Advisors on June 10, 2024

Note 2) Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		January 2024	February 2024	March 2024	April 2024	May 2024	June 2024
Common Shares	High	13,920	15,060	15,290	14,350	14,870	14,690
	Low	12,450	14,020	14,250	13,170	13,980	13,950
	Average	12,782	14,636	14,721	13,875	14,413	14,246
Monthly Trade Volume	High	3,552,141	6,674,144	19,050,010	3,245,321	3,595,365	4,197,495
	Low	668,847	1,763,594	2,059,724	880,023	877,182	788,061
	Monthly Total	34,163,534	75,043,442	89,864,427	39,996,589	33,335,824	32,771,976

Note 1) Source: KRX KOSPI Market

Note 2) Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, ADSs)

Period		January 2024	February 2024	March 2024	April 2024	May 2024	June 2024
ADS	High	31.01	34.02	35.74	31.61	33.25	32.04
	Low	28.15	31.39	32.43	28.84	31.03	30.65
	Average	29.10	33.01	34.18	30.53	32.02	31.28
Won Conversion	High	41,261.91	45,280.62	47,066.01	42,572.35	45,093.65	44,509.97
	Low	37,411.35	41,660.81	43,644.29	40,240.45	42,759.34	42,229.57
	Average	38,519.04	43,964.73	45,481.33	41,764.2	43,722.27	43,173.37
Monthly Trade Volume	High	200,578	104,306	87,949	99,002	177,795	80,392
	Low	29,465	18,841	17,132	27,679	21,667	27,983
	Monthly Total	1,270,198	885,499	878,343	1,138,232	1,117,898	885,535

Note 1) Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)

Note 2) One ADS represents three common shares.

Note 3) Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of June 30, 2024

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	10,000	March 24, 2023	Note 1)
Outside Director	Registered	In-Sub Yoon	—	January 27, 2022	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019	Note 2)
Outside Director	Registered	Su-Young Yun	—	March 24, 2023	Note 2)
Outside Director	Registered	Yo-Hwan Shin	—	January 27, 2022	Note 2)
Outside Director	Registered	Sung-Bae Ji	—	March 24, 2023	Note 2)
Outside Director	Registered	Eun-Ju Lee	—	March 28, 2024	Note 1)
Outside Director	Registered	Sunyoung Park	—	March 26, 2024	Note 1)
Deputy President	Non-Registered	Sung-Wook Lee	16,000	February 25, 2022	February 10,2025
Deputy President	Non-Registered	Gwang-Ik Jang	1,200	April 3, 2023	April 2, 2025
Deputy President	Non-Registered	Il-Jin Ouk	4,000	December 8, 2023	November 30, 2024
Deputy President	Non-Registered	Jang-Keun Park	2,000	December 8, 2023	March 6, 2025
Deputy President	Non-Registered	Jung-Soo Lee	6,890	December 8, 2023	March 6, 2025
Deputy President	Non-Registered	Chan-Ho Jeong	7,492	December 8, 2023	November 30, 2025
Deputy President	Non-Registered	Yoon-Hong Song	—	December 8, 2023	November 30, 2025
Deputy President	Non-Registered	Jae-Hwa Jeon	7,872	December 8, 2023	March 6, 2025 Note 5)
Deputy President	Non-Registered	Kyu-Hwang Jeong	11,741	December 8, 2023	November 30, 2025 Note 6)
Managing Director	Non-Registered	Hae-Kwang Lee	—	December 8, 2023	December 22, 2024

Note 1) Until the end of the annual general meeting of shareholders for FY2025.

Note 2) Until the end of the annual general meeting of shareholders for FY2024.

Note 3) Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors

Note 4) Common shares owned are as of the date of submission of this report, and those owned by executives exclude the shares owned through the Employee Stock Ownership Association.

Note 5) Resigned from Woori Financial Group after June 30, 2024: Jae-Hwa Jeon (July 5, 2024)

Note 6) Changes in term expiration dates after June 30, 2024: Kyu-Hwang Jeong (July 4, 2026)

2.	Employee Status

As of June 30, 2024	(units: persons, millions of Won)

	Number of Employees					Average Tenure	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	77	—	32	—	109	3 years 6 months (14 years 9 months)	10,760	97	—

Note 1) Average tenure: term in ( ) includes tenure at affiliated companies

Note 2) Contract employees include non-registered executives

3.	Directors’ Compensation

As of June 30, (units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	1	712	712	—
Outside Directors (excludes audit committee members)	3	104	42	—
Audit Committee Members	4	134	33	—
Auditor	—	—	—	—

Note 1) Number of persons is as of June 30, 2024

Note 2) Total compensation is the amount paid from January to June 2024

Note 3) Average compensation per director was calculated by dividing the total compensation by the average number of persons

Note 4) Registered directors and audit committee members include uncompensated directors

Note 5) Only the compensation amount paid by Woori Financial Group is included for the executives concurrently employed by Woori Bank

4.	Stock-based Compensation

The Company operates a performance-based stock-linked compensation system, pursuant to the standards established by the shareholders at the shareholders’ meeting and the Compensation Committee. The Company initially determines, for each recipient, the maximum share amounts that can be granted under the system, and then determines the final share amounts based on an evaluation of the long-term performance indices over four years (including the current year). The compensation is then paid in cash, based on the final share amount and the share price at the time the compensation is granted. The long-term performance indices include relative shareholder return, return on equity, profit for the period, cost-to-income ratio, non-performing loan ratio and individual performance evaluations. For further information, please refer to the notes to the financial statements.

(Unit: shares, except number of recipients)

Items	2024	2023	2022
Number of Recipients	9	21	20
Maximum Amount of Shares	100,914	160,929	223,176
Shares Paid during the Period	164,164	68,746	—
(Adjustments)	(19,554)	(8,982)	—
Cumulative Shares Paid	232,910	68,746	—
Unpaid Shares	730,369	813,173	729,972

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: August 14, 2024

	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President